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                                Filed by United Community Bancorp

                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company: Community Bancshares, Inc.
                                Commission File No. 000-22517

                                Date: August 5, 2002

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to, (1) statements about the benefits of the combination of United Community Bancorp, its wholly-owned subsidiaries, Catawba Valley Bank and First Gaston Bank of North Carolina, and Community Bancshares, Inc. and its wholly-owned subsidiary, Northwestern National Bank, including future financial and operating results, cost savings, and enhanced revenues, (2) statements with respect to United Community Bancorp's and Community Bancshares, Inc.'s plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects", and similar expressions. These statements are based upon the current beliefs and expectations of United Community Bancorp's and Community Bancshares, Inc.'s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) expected revenue synergies and cost savings from the combination may not be fully realized or realized within the expected time frame; (2) revenues following the combination may be lower than expected; (3) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (4) the failure of United Community Bancorp's and Community Bancshares, Inc.'s stockholders to approve the combination; (5) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (6) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (7) changes in the U.S. legal and regulatory framework; and (8) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company. Additional factors that could cause United Community Bancorp's and Community Bancshares, Inc.'s results to differ materially from those described in the forward-looking statements can be found in United Community Bancorp's and Community Bancshares, Inc.'s reports (such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to United Community Bancorp and Community Bancshares, Inc. or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. United Community Bancorp and Community Bancshares, Inc. do not


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undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to United Community Bancorp's and Community Bancshares, Inc.'s stockholders for their consideration, and United Community Bancorp and Community Bancshares, Inc. will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about United Community Bancorp and Community Bancshares, Inc., at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to R. Steve Aaron, President and CEO, United Community Bancorp, Post Office Box 1907, Hickory, North Carolina 28603-1907 (828-431-2300), or to Ronald S. Shoemaker, President and CEO, Community Bancshares, Inc., Post Office Box 2368, North Wilkesboro, North Carolina 28659-2368 (336-903-0600).

     United Community Bancorp and Community Bancshares, Inc., and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of United Community Bancorp and Community Bancshares, Inc. in connection with the combination. Information about the directors and executive officers of United Community Bancorp and their ownership of United Community Bancorp common stock is set forth in the proxy statement, dated March 8, 2002, for United Community Bancorp's 2002 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Information about the directors and executive officers of Community Bancshares, Inc. and their ownership of Community Bancshares, Inc. common stock is set forth in the proxy statement, dated April 30, 2002, for the Community Bancshares, Inc.'s 2002 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

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     THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY United COMMUNITY BANCORP
AND COMMUNITY BANCSHARES, INC. ON AUGUST 5, 2002


Press Release - For Immediate Release


For Further Information Contact:
R. Steve Aaron, President
United Community Bancorp
Hickory, North Carolina
(828) 431-2300

Ronald S. Shoemaker, President
Community Bancshares, Inc.
North Wilkesboro, North Carolina
(336) 903-0600


UNITED COMMUNITY BANCORP AND COMMUNITY BANCSHARES, INC. ANNOUNCE PLANS FOR
MERGER

Hickory, NC: August 5, 2002 United Community Bancorp, Hickory, NC ("United") (Nasdaq SmallCap UCBB) and Community Bancshares, Inc., North Wilkesboro, NC ("Community") announced today the signing of a definitive agreement to merge whereby Community Bancshares, Inc. would be merged into United and Community's subsidiary bank, Northwestern National Bank would be merged into Catawba Valley Bank, a subsidiary bank of United. Northwestern's branches in its market would continue to operate under the Northwestern Bank name as branch offices of Catawba Valley Bank. Shareholders of Community will receive either cash of $21.00 per share or shares of United's common stock valued at $21.00 per share, or a combination of both, with 70% of Community's shares being exchanged for shares of United Common Stock and 30% being exchanged for cash. The merger is subject to approval by federal and state banking authorities and appropriate shareholder approvals. It is anticipated that the transaction will be completed by year end 2002.

The combination will result in a banking franchise with total assets of approximately $492 million and deposits of approximately $397 million with 14 full service banking offices in the towns of Belmont, Boone, Gastonia, Hickory, Millers Creek, Mt. Holly, Newton, North Wilkesboro, Stanley, Taylorsville, West Jefferson and Wilkesboro.

R. Steve Aaron, President of United and Catawba Valley Bank stated: "We are delighted to join up with Ron Shoemaker and his fine organization and to continue the banking tradition of Northwestern Bank in the western markets of North Carolina. We look forward to adding the leadership of Ron and his excellent group of executives and employees to the United family. Together I believe we will enhance the shareholder value of both of our shareholder groups as well as expand our banking market reach."

Ron Shoemaker, President of Community and Northwestern National Bank said:
"United Community Bancorp is building a premier franchise in our state and we are looking forward to joining Catawba Valley Bank and First Gaston Bank, United's other subsidiary bank, in

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continuing to bring first class, community banking services to our markets. I am sure our customers and shareholders will be pleased with the results of this combination."

At June 30, 2002, United Community Bancorp had total assets of $354 million, total deposits of $283 million and total shareholders' equity of $33 million. At the same date, Community Bancshares, Inc. had total assets of approximately $138 million, total deposits of approximately $114 million and shareholders' equity of approximately $17 million. United Community Bancorp serves the Hickory, NC market and the Gastonia-Mecklenburg County markets through its subsidiary banks, Catawba Valley Bank and First Gaston Bank.